EXHIBIT 99.1

Brookfield Corporation Announces Results of Annual and Special Meeting of Shareholders

BROOKFIELD, NEWS, June 06, 2025 (GLOBE NEWSWIRE) -- Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the company’s Annual and Special Meeting of Shareholders held on June 6, 2025 in a virtual meeting format. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,115,730,515	99.34	7,447,479	0.66
Janice Fukakusa	1,105,417,333	98.42	17,760,661	1.58
Maureen Kempston Darkes	1,098,031,177	97.76	25,146,817	2.24
Frank J. McKenna	1,039,694,592	92.57	83,483,402	7.43
Hutham S. Olayan	1,107,930,924	98.64	15,247,070	1.36
Satish C. Rai	1,120,574,949	99.77	2,603,045	0.23
Diana L. Taylor	1,066,550,620	94.96	56,627,374	5.04
Justin B. Beber	832,746,877	74.14	290,431,117	25.86

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated by this shareholder class:

Director Nominee	Votes For %
Howard S. Marks	100.0
Rafael Miranda	100.0
Lord O’Donnell	100.0
Jeffrey M. Blidner	100.0
Jack L. Cockwell	100.0
Bruce Flatt	100.0
Brian D. Lawson	100.0
Samuel J.B. Pollock	100.0

A summary of all votes cast by holders of the Class A and Class B Shares represented at the company’s Annual and Special Meeting of Shareholders is available on SEDAR+ at www.sedarplus.ca.

About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Alternative Asset Management, Wealth Solutions, and our Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at www.bn.brookfield.com/ or contact:

Media	Investor Relations
Kerrie McHugh	Katie Battaglia
Tel: (212) 618-3469	Tel: (416) 359-8544
Email: kerrie.mchugh@brookfield.com	Email: katie.battaglia@brookfield.com